# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: THERATECHNOLOGIES INC., CIK 0001512717
CUSIP: 88338H704
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2015 Peel Street,, Suite 1100 Montreal, Quebec, Canada (Federal Level) (Z4), H3A 1T8
Date of event which requires filing of this statement: 04/11/2025
Filed by CIK 0001812275
Persons authorized to receive notices and communications: Soleus Capital Master Fund L.P, 104 Field Point Road, 2nd Floor, Attn: Steven J. Musumeci, Greenwich, Connecticut (CT), 06830, (475) 208-3178

## Reporting persons
- SOLEUS CAPITAL MASTER FUND, L.P. (CIK 0001812275): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,801,375; sole dispositive power 0; shared dispositive power 4,801,375; aggregate amount beneficially owned 4,801,375 (10.4% of the class)
- SOLEUS CAPITAL, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,801,375; sole dispositive power 0; shared dispositive power 4,801,375; aggregate amount beneficially owned 4,801,375 (10.4% of the class)
- SOLEUS CAPITAL GROUP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,801,375; sole dispositive power 0; shared dispositive power 4,801,375; aggregate amount beneficially owned 4,801,375 (10.4% of the class)
- SOLEUS CAPITAL MANAGEMENT, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,801,375; sole dispositive power 0; shared dispositive power 4,801,375; aggregate amount beneficially owned 4,801,375 (10.4% of the class)
- SOLEUS GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,801,375; sole dispositive power 0; shared dispositive power 4,801,375; aggregate amount beneficially owned 4,801,375 (10.4% of the class)
- GUY LEVY: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,801,375; sole dispositive power 0; shared dispositive power 4,801,375; aggregate amount beneficially owned 4,801,375 (10.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: THERATECHNOLOGIES INC.
Address of issuer's principal executive offices: 2015 Peel Street,, Suite 1100 Montreal, Quebec, Canada (Federal Level) (Z4), H3A 1T8
Comment:
EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed by the Reporting Persons named in Item 2 below with respect to the beneficial ownership of the Reporting Persons of shares of the common stock, no par value per share, of Theratechnologies, Inc., a corporation existing under the laws of the Province of Quebec, Canada. This Amendment supplements the Schedule 13D as previously filed on November 28, 2023 (as amended, the "Schedule 13D"). Each Item below amends and restates the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

The title of the class of equity securities to which this statement relates is the common stock, no par value per share, ("Common Stock"), of Theratechnologies Inc., a corporation existing under the laws of the Province of Quebec, Canada (the "Issuer"). The address of the principal executive offices of the Issuer is 2015 Peel Street, Suite 1100 Montreal, Quebec H3A 1T8, Canada.

## Item 2. Identity and Background
Name of person filing:
This statement is a joint filing by Soleus Capital Master Fund, L.P. ("Master Fund"), Soleus Capital, LLC ("Soleus Capital"), Soleus Capital Group, LLC ("SCG"), Soleus Capital Management, L.P. ("SCM"), Soleus GP, LLC ("Soleus GP"), and Mr. Guy Levy (each of the foregoing, individually, a "Reporting Person", and collectively, the "Reporting Persons").

The securities reported in this Amendment are held directly by Master Fund. Soleus Capital is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, SCM is the investment manager for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and of Soleus GP. Each of SCG, Soleus Capital, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these securities held directly by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
Residence or business address: The principal office and business address of each of the Reporting Persons is 104 Field Point Road, 2nd Floor, Greenwich, CT 06830.
Present principal occupation or employment: The principal business of the Reporting Persons is to invest in equity and equity-related securities and other securities of any kind or nature, and to make decisions regarding such securities. Mr. Guy Levy is the sole managing member of SCG, Soleus GP and other affiliated investment entities, as well the founder, Chief Executive Officer and Chief Investment Officer of SCM, the investment manager of Master Fund.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Soleus Capital, SCG and Soleus GP is a Delaware limited liability company. SCM is a Delaware limited partnership. Master Fund is a Cayman Islands limited partnership. Mr. Guy Levy is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the original Schedule 13D is hereby incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the shares of Common Stock beneficially owned by the Reporting Persons (the "Shares") for general investment purposes based on their belief that the Shares, when purchased, represented an attractive investment opportunity. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer.

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer's Board of Directors (the "Board") and management team regarding the Reporting Persons' investment in the Issuer and opportunities to enhance stockholder value, including the exploration of strategic transactions that may involve the sale by the Issuer of some or all of its assets and/or a change of control of the Issuer.

On April 11, 2025, Future Pak, LLC ("Future Pak") issued a press release (the "Future Pak Press Release") whereby it announced that it has submitted two formal proposals since January 2025 to acquire all of the outstanding shares of the Common Stock of the Issuer, the most recent of which, which remains open for consideration by the Issuer, offers a cash consideration of $3.51 to $4.50 per share, representing a premium of at least 163% to the closing price on April 10, 2025. Following the issuance of the Future Pak Press Release, the Reporting Persons sent a letter to the Board expressing the belief that an acquisition of the Issuer is in the best interests of the Issuer's securities, and urging the Issuer to engage with Future Pak to pursue the offer. A copy of the letter is attached hereto as Exhibit 2.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, its business and its prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions or otherwise.

The Reporting Persons have no present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Amendment, the Reporting Persons beneficially own an aggregate of 4,801,375 shares of Common Stock, representing approximately 10.4% of the outstanding shares of Common Stock (based upon 45,980,019 shares of Common Stock issued and outstanding as of November 30, 2024). All of the shares of Common Stock beneficially owned by the Reporting Persons are held directly by Master Fund. The warrant to purchase up to 387,500 shares of Common Stock at an exercise price of $12.56 per share previously held by Master Fund has expired by its terms.
Number of shares as to which each person has sole or shared power to vote or dispose: All of the shares reported in this Amendment are held directly by Master Fund. Soleus Capital is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, SCM is the investment manager for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and of Soleus GP. Each of SCG, Soleus Capital, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these securities held directly by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions in the Issuer's Common Stock during the 60 days preceding the date of this Amendment.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of Master Fund, the general partner and/or limited partners, as applicable, of Master Fund may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by Master Fund.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the original Schedule 13D is hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement, dated April 11, 2025, among the Reporting Persons.
2. Letter dated April 11, 2025 from Soleus Capital Management, L.P. to the Issuer.

## Signatures
- SOLEUS CAPITAL MASTER FUND, L.P.: /s/ Guy Levy, Soleus Capital, LLC, Its General Partner (04/11/2025)
- SOLEUS CAPITAL MASTER FUND, L.P.: /s/ Guy Levy, Soleus Capital Group, LLC, Its Managing Member (04/11/2025)
- SOLEUS CAPITAL MASTER FUND, L.P.: /s/ Guy Levy, Guy Levy, Managing Member (04/11/2025)
- SOLEUS CAPITAL, LLC: /s/ Guy Levy, Soleus Capital Group, LLC, Its Managing Member (04/11/2025)
- SOLEUS CAPITAL, LLC: /s/ Guy Levy, Guy Levy, Managing Member (04/11/2025)
- SOLEUS CAPITAL GROUP, LLC: /s/ Guy Levy, Guy Levy, Managing Member (04/11/2025)
- SOLEUS CAPITAL MANAGEMENT, L.P.: /s/ Guy Levy, Soleus GP, LLC, Its General Partner (04/11/2025)
- SOLEUS CAPITAL MANAGEMENT, L.P.: /s/ Guy Levy, Guy Levy, Managing Member (04/11/2025)
- SOLEUS GP, LLC: /s/ Guy Levy, Guy Levy, Managing Member (04/11/2025)
- GUY LEVY: /s/ Guy Levy, Guy Levy (04/11/2025)